July 18, 2011

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan
Mr. Adam F. Turk

Re:	American Tower REIT, Inc. (File No. 333-174684)
Registration Statement on Form S-4, filed June 3, 2011

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower REIT, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on June 3, 2011 (the “Registration Statement”). Such comments are set forth in Mr. McTiernan’s letter, dated June 30, 2011 (the “Comment Letter”), to Edmund DiSanto, General Counsel of the Company. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, marked to show changes from the Registration Statement. As used herein, the terms “American Tower,” “we,” “our” and “us” refer to American Tower Corporation and its subsidiaries with respect to the period prior to the merger described in the Registration Statement, and American Tower REIT, Inc. and its subsidiaries with respect to the period after such merger.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

What are some of the risks associated with the REIT conversion and the merger, page 6

1.	Please briefly describe any potential drawbacks of the conversion considered by the board of directors, and summarize any new substantive restrictions that will be imposed on your operating and financial flexibility by the REIT qualification requirements, including the limitations on retaining taxable income for future investment and restrictions on types of assets and sources of income. With respect to the drawbacks considered, please include similar disclosure in the merger background section. With respect to the restrictions on operating and financial flexibility, please include similar disclosure in the risk factor section.

Response to Comment No. 1

In response to the Staff’s comment regarding potential drawbacks of the conversion considered by the Company’s board of directors, the Company has incorporated supplemental disclosure in the section entitled “Questions and Answers about the REIT Conversion and the Merger” on page 7, and in the section entitled “Background of the REIT Conversion and Merger” on page 39. In response to the Staff’s comment regarding any new substantive restrictions on the Company’s operating and financial flexibility by the REIT qualification requirements, the Company respectfully directs the Staff to the existing disclosure specified on pages 19 through 25. Additionally, the Company has incorporated supplemental disclosure to the risk factors on page 21.

Qualification of American Tower REIT…, page 13

2.	Please reference the Exhibit 8 tax opinion.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on page 15.

The current market price of Class A common stock may not be indicative…, page 23

3.	Please tell us whether you view a changing institutional investor base to be a significant risk associated with this transaction. If so, please revise your risk factor to describe how your investor base may change following the REIT conversion and how this may affect the price volatility of your common stock.

Response to Comment No. 3

We do not view a changing institutional investor base to be a significant risk associated with this transaction. While we believe that we have historically been viewed by many of our existing institutional investors as a growth stock in the telecommunications sector and that some of these institutional investors, being growth-oriented, may view the REIT taxable income distribution requirement as a negative factor and may elect to sell our stock, we believe we can maintain our growth profile and at the same time continue to be an attractive holding for growth-oriented institutional investors. We also believe that instituting periodic distributions to our stockholders as required under the REIT rules is likely to attract new institutional investors dedicated to REIT investments and may also attract new income-oriented institutional investors. While the way in which these income-oriented institutional investors value us may differ from the way in which the existing growth-oriented institutional investors value us, we believe that the introduction of these new institutional investors is likely to more than offset selling, if any, by growth-oriented institutional investors. Accordingly, for these reasons, the Company does not see a volatility risk and has not revised its disclosure with respect to any risks associated with a changing institutional investor base.

Background of the REIT Conversion and the Merger, page 37

4.	Please provide additional details regarding your choice to convert to a REIT. Specifically, we note that you are expected to exhaust your available NOLs over the course of the next several years, but it is not clear why management decided to convert to a REIT for tax purposes at this particular time.

Response to Comment No. 4

As of the end of 2010, we had approximately $1.2 billion of net operating loss carry-forwards (“NOLs”). We have for some time been generating taxable income on an annualized basis and have been using our NOLs to reduce our tax liability. Without converting, we would deplete these NOLs in the ordinary course in a relatively short period of time. Upon converting to a REIT, we will continue to have the ability to utilize these NOLs to reduce our taxable income and correspondingly reduce the amount of REIT-required distributions to our stockholders. We believe that by utilizing our NOLs in this manner we will be able to retain more of our cash flow to reinvest in our business, potentially generating higher returns for stockholders over the long term.

In addition, prior to converting to a REIT, we are required to distribute to stockholders all of our accumulated earnings and profits (“E&P”). The IRS rules for determining E&P meaningfully differ from the rules relating to determining taxable income. For example, for purposes of determining E&P, we depreciate our tower assets over a longer period than for determining taxable income. We anticipate that at the date of the potential REIT conversion, we will have utilized any cumulative losses for E&P purposes, even though we will have unused NOLs for income tax purposes. Although we will have NOLs that can be used to reduce our future tax liabilities, on a prospective basis we expect to be accumulating E&P, such that, the longer we delay a REIT conversion, the greater the amount of our required E&P distribution. Consequently, we believe that the proposed timing of the potential REIT conversion will allow us to generate higher long-term returns for our stockholders by continuing to utilize our NOLs for income tax purposes, while at the same time avoiding increases to our E&P.

The Company has incorporated supplemental disclosure in the section entitled “Background of the REIT Conversion and Merger” on page 39.

Other Effects of the Merger, page 41

5.	Please confirm to us that your officers and directors will continue their employment with American Tower REIT under the same terms as their employment with American Tower Corporation. Also please tell us whether any of these individuals have any interest in the transaction aside from that which is in their capacity as officer or director of the company.

Response to Comment No. 5

The Company confirms to the Staff that as of the proposed effective time of the potential REIT conversion, each officer and director of American Tower Corporation will continue his or her employment or directorship, as the case may be, with American Tower REIT, Inc. under the same terms that apply to his or her employment or directorship, as the case may be, with American Tower Corporation. We currently have no plans to change the terms of employment or directorship of any officer or director.

Also, American Tower advises the Staff that our directors and executive officers own shares of our Class A common stock, restricted stock units (“RSUs”) and options to purchase shares of our Class A common stock and, to that extent, their interest in the REIT conversion and the merger is the same as that of the other holders of shares of our Class A common stock, RSUs and options to purchase shares of our Class A common stock. The Company has added disclosure to Amendment No. 1 on pages 5 and 13.

Business, page 47

6.	We note that your historical churn has been approximately 2% of your total rental and management revenue per year. Please define historical churn so an investor who is not familiar with your industry can understand what you mean.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on page 48.

7.	We note that you own or operate approximately 21,000 towers domestically and 16,000 towers internationally. Please disclose your areas of major geographic concentration, if any.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on page 49.

Pro Forma Financial Information

(A) Special E&P Distribution, page 61

8.	We note that you have recorded an adjustment for the midpoint of the estimated range of the special E&P distribution. Tell us how you determined that this adjustment is factually supportable. Reference is made to Rule 11 of Regulation S-X.

Response to Comment No. 8

With the assistance of a specialist, we performed a preliminary study to estimate our E&P through December 31, 2011 in accordance with Treasury regulations. In this study, we used actual E&P through December 31, 2009 (based upon our tax returns as filed) and estimated E&P for the years ended December 31, 2010 and 2011. The actual E&P (based upon our tax returns as filed) for the year ended December 31, 2010 will be incorporated into the study during the third quarter of 2011 when the 2010 federal income tax return is completed. The actual E&P for the year ended December 31, 2011 will be estimated for distribution purposes in the fourth quarter of 2011 and subsequently finalized in 2012 upon the completion of our 2011 tax returns.

As our E&P study is based upon a number of estimates and forecasted data as of the date of the filing of the Registration Statement, we determined that the most prudent approach was to provide an estimated range for those inputs that may still be subject to change until the applicable federal income tax returns are filed. In accordance with Rule 11-02 (b)(6) of Regulation S-X, we determined this range by projecting book income (in the case of 2011) and estimating differences between book and tax income and expense amounts based on the information available to us from historical experience with our business. Given that we estimated an E&P range, rather than determining a specific amount, we believe that the most reasonable approach to recording the special E&P adjustment was to choose the midpoint of the estimated range. As the actual E&P distribution could fall anywhere within the range provided and significantly impact our pro forma results, we included within our disclosures a sensitivity analysis detailing the pro forma impact of a range of possibilities in accordance with Rule 11-02 (b)(8) of Regulation S-X. The Company respectfully directs the Staff to the sensitivity disclosure included on page 61.

(D) Deferred Taxes, page 61

9.	Please enhance your disclosure to provide more detail of the deferred tax assets and liabilities reversed as a result of your REIT election. In your disclosure include a table of the asset and liabilities being reversed by type. Additionally, we note your disclosure that the actual reversal will vary depending on the assets with the TRSs at the time of conversion. Explain to us how you determined that this adjustment was factually supportable in accordance with Rule 11 of Regulation S-X.

Response to Comment No. 9

After converting to a REIT, our assets and liabilities will be held in qualified REIT subsidiaries (“QRSs”) and taxable REIT subsidiaries (“TRSs”). As the QRSs will no longer be subject to federal income taxes and only minimal state income taxes, the pro forma financial statements reflect a reduction in our deferred tax assets and liabilities upon conversion to a REIT. The remaining deferred tax assets and liabilities essentially relate to assets and liabilities held by our TRSs, which will continue to be subject to federal, state and foreign income taxes at the applicable effective income tax rates, and will be valued similar to the pre-conversion basis.

The adjustments and net reduction to our deferred tax assets and liabilities was determined as follows:

1.	we started with the deferred tax assets and liabilities reported in our Form 10-K for the year ended December 31, 2010;
2.	next, approximately $51 million was reclassified to the FIN48 liability account from a FIN48 contra asset account that had been booked as an offset to the deferred tax assets for uncertain tax benefits;
3.	next, the impact of our Q1 2011 activity was determined and primarily had the effect of reducing our net operating loss deferred tax asset; and
4.	finally, other than a minimal amount of state deferred tax assets and liabilities relating to QRSs, we retained only the deferred tax assets and liabilities relating to our TRSs (as indicated in our Registration Statement, certain of our domestic operations as well as our foreign operations, which will remain subject to tax, will be considered TRSs).

We determined that these adjustments made to deferred tax assets and liabilities are factually supportable in accordance with Rule 11-02 (b)(6) of Regulation S-X, as:

1.	The Internal Revenue Code and applicable Treasury regulations stipulate that if certain tests are met, income from QRSs is essentially not subject to federal income taxes, and most states grant similar treatment, therefore QRSs do not have significant amounts of deferred tax assets and liabilities.

2.	The classification of the qualifying assets which will reside in QRSs versus TRSs has been determined based on our understanding of the tax rules applicable to REITS, and is supported by third-party specialists and/or by our private letter ruling from the IRS.
3.	In accordance with generally accepted accounting principles in the United States (“GAAP”), amounts are to be recognized in the financial statements for deferred tax assets and liabilities at the expected tax rate at which the amounts will be recognized in the Company’s tax returns. As the deferred tax amounts attributable to the QRSs will have an estimated tax rate of approximately 0%, the value of these assets and liabilities will therefore be reduced to zero.
4.	Any remaining deferred tax assets and liabilities are attributable to the TRSs and have been valued at the expected tax rate at the time the amounts are expected to be recognized in the tax returns.

In response to the Staff’s comment, the Company has added disclosure on page 62.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

10.	Please advise us how you measure the available capacity of your existing facilities to support additional tenants and generate additional lease revenue. In addition, please advise us whether management considers period to period average rents on existing leases a key performance measure. We may have further comment.

Response to Comment No. 10

We measure the available capacity of our existing facilities to support additional tenants and generate additional lease revenue by assessing several factors, including tower height, tower type, existing equipment on the tower and zoning and permitting regulations in effect in the jurisdiction where the tower is located. In response to the Staff’s comment, the Company has revised the disclosure on page 70.

We generate substantially all our revenue from tenants under long-term leases with escalating rents. We have many tenant types, who employ various equipment configurations, resulting in material variations in monthly revenues per tenant. As a result, a period to period comparison of average revenue per tenant is not a key performance metric for our overall business. And, while we take into account period to period average rents, among several other factors, in specific decisions relating to credit and collection risks, and particular pricing adjustments and master lease amendments or extensions, these decisions are periodic and relatively infrequent given the long-term nature of our leases.

Non-GAAP Financial Measures, page 70

11.	Please expand your disclosure to address why the adjustments you make to EBITDA are useful to investors.

Response to Comment No. 11

In response to the Staff’s comment, the Company has added disclosure on page 71.

Item 22. Undertakings, page 124

12.	Please include the undertakings required by Item 512(a)(5) and 512(a)(6) of Regulation S-K.

Response to Comment No. 12

In response to the Staff’s comment, the Company has added the referenced undertakings on page II-3.

Exhibits

13.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response to Comment No. 13

The Staff’s comments are duly noted. The Company advises the Staff that, to the extent an exhibit is not being filed with Amendment No. 1, the Company intends to file that exhibit with the Commission as soon as possible once the exhibit is available. The Company has supplementally provided drafts of the legal and tax opinions to the Staff. The Company confirms that the “form of” agreements that it files with the Registration Statement will be consistent with Instruction 1 to Item 601 of Regulation S-K. Furthermore, the Company will undertake to file any agreements to the extent they deviate materially from the “form of” version thereof.

14.	Please include a form of proxy card with your next amendment.

Response to Comment No. 14

The Company has filed a form of proxy card of American Tower Corporation as Exhibit 99.1 to Amendment No. 1.

# # # #

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha Nahata, Esq.

American Tower REIT, Inc.

Gilbert G. Menna, Esq.

Suzanne D. Lecaroz, Esq.

Goodwin Procter LLP

Craig B. Brod, Esq.

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Ameek A. Ponda, Esq.

William J. Curry, Esq.

Sullivan & Worcester LLP